Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America
June 30, 2023	T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jason Weidberg and Arthur Sandel

Re:	Bridgecrest Auto Funding LLC
Registration Statement on Form SF-3
Filed May 12, 2023
File No. 333-271899

Dear Mr. Weidberg and Mr. Sandel:

On behalf of Bridgecrest Auto Funding LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated June 7, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on May 12, 2023, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No.1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

June 30, 2023

Form of Prospectus

General

1.

Please review defined terms throughout your registration statement to ensure they are defined as intended. For example, we note “funding period” has not been formally defined and does not appear in the index of defined terms beginning on page I-1 of your form of prospectus.

Response

We have reviewed defined terms throughout the registration statement to ensure they are defined as intended and included in the index of defined terms beginning on page I-1 of the form of prospectus, if applicable. For example, we have formally defined “funding period” on page 9 of the prospectus, “targeted overcollateralization amount” on page 13 of the prospectus and conformed the usage of “APR” and “contract rate” throughout the prospectus.

We have also lowercased certain terms, where applicable, such as, for example, the use of “compliance bulletin” on page 30 of the prospectus, “servicer” on page 31 of the prospectus, “cut-off date” on page 50 of the prospectus, “receivables” on pages 50 and 110 of the prospectus, “total aggregate outstanding principal balance” on page 59 of the prospectus, “event of default” on page 102 of the prospectus, “servicer replacement event” on page 102 of the prospectus and “principal balance” on page 152 of the prospectus.

We have also deleted certain defined terms from the glossary that are not used, such as “Contract Rate”, “Grantor Trust Percentage Interest” and “Majority Grantor Trust Certificateholders”.

Form of Prospectus

Cover Page

2.	Please clarify on the cover page of your registration statement that the depositor is also acting as depositor to the grantor trusts described in the registration statement.

Response

We have clarified on the cover page of the registration statement that the depositor is also acting as depositor to the grantor trusts described in the registration statement.

June 30, 2023

Summary of Terms

Statistical Information, page 8

3.

We note that the exceptions listed here for the receivables in the receivables pool as of the statistical cut-off date do not match the exceptions listed in the risk factor on page 24 of your form of prospectus. Specifically, exception (iii) on page 24 does not appear in the summary. Please revise accordingly and elsewhere in the prospectus, as necessary.

Response

We have revised the exceptions listed for the receivables in the receivables pool as of the statistical cut-off date in the summary on page 8 of the prospectus to conform to the exceptions listed in the risk factors on page 24 of the prospectus and the exceptions listed on page 56 of the prospectus under “The Receivables Pool – Characteristics of the Receivables”.

Summary of Terms

Subsequent Receivables, page 9

4.	Please confirm the funding period will not extend for more than one year from the date of issuance of the securities. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Response

We confirm that the funding period will not extend for more than one year from the date of the issuance of the securities in accordance with Item 1101(c)(3)(ii) of Regulation AB.

Origination, page 48

5.

We note your bracketed placeholder to disclose information under Item 1110(a) of Regulation AB about any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets. For clarity, please also include a bracketed placeholder to disclose information under Item 1110(b) of Regulation AB about any originator or group of originators that originated, or is expected to originate, 20% or more of the pool assets.

Response

We have updated the disclosure on page 48 of the prospectus to include a bracketed placeholder to disclose information under Item 1110(b) of Regulation AB about any originator or group of originators that originated, or is expected to originate, 20% or more of the pool assets.

June 30, 2023

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum, at (312) 701-7776, or Lindsay M. O’Neil, at (312) 701-8933. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Angela M. Ulum
Angela M. Ulum

cc:	Daniel Gaudreau
Lindsay M. O’Neil